SUPERIOR *Diamonds Inc.*

PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC, Canada V7Y 1C6
t 604 806 0667 f 604 688 5175

1988 Kingsway, Unit G
Sudbury, ON, Canada P3B 4J8
t 705 525 0992 f 705 525 7701
info@superiordiamonds.ca
www.superiordiamonds.ca

[redacted]

05012695

BY MAIL

November 2, 2005

US Securities and Exchange Commission
Office of the International Corporate Finance
Mail Stop 3-2
450 Fifth Street NW
Judiciary Plaza
Washington, DC 20549
USA

Dear Sirs:

Re: Superior Diamonds Inc. (the "Company") - File 82-34752

Enclosed please find the Company's documents disseminated during the month of October 2005.

Should you have any questions or concerns please do not hesitate to contact me.

Yours truly,

Superior Diamonds Inc.

Susy H. Horna
Corporate Secretary

dlw 11/22

SUPERIOR Diamonds Inc.

PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC, Canada V7Y 1C6
t 604 806 0667 f 604 688 5175

1988 Kingsway, Unit G
Sudbury, ON, Canada P3B 4J8
t 705 525 0992 f 705 525 7701
info@superiordiamonds.ca
www.superiordiamonds.ca

News *Release*

SUPERIOR CLOSES A $150,000 FINANCING

October 4, 2005

Vancouver, BC – **Superior Diamonds Inc. (SUP-TSXV)** today announced that the proposed private placement disclosed on August 31, 2005 has closed and it has received gross proceeds of $150,000 through the sale of 333,333 units at $0.45 per unit.

Each unit consisted of one common share and one half common share purchase warrant, with each full share purchase warrant entitling the holder to buy one common share at $0.60 within 24 months after closing. All securities issued pursuant to the private placement are subject to a four-month hold period, which expires on January 31, 2006. Gross proceeds of the placement will be used for ongoing exploration and development programs on projects in Québec.

The sole placee is the Société de développement de la Baie-James. The Société's mission is to favour the economic development in the James Bay region, as defined between the 49th and the 55th northern parallel. The Société relies on an investment fund, part of which is devoted to the financing of junior exploration companies, as a contribution to the renewal of mineral resources and to an increase in total exploration expenditures in the James Bay region.

Superior Diamonds has been exploring in Québec for the last three years in the Ville Marie and the Desmaraisville regions. In addition, Superior Diamonds has acquired other properties in the Superior Craton area of Ontario and Québec, which are operated both independently and in joint venture with Inco Limited, Majescor Resources Inc. and Strongbow Exploration Inc. Superior Diamonds Inc. is owned 19.2% by Southwestern Resources Corp.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

-30-

For more information, please contact:

John G. Paterson, President
Superior Diamonds Inc.
PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver BC V7Y 1C6, Canada
Tel. (604) 806-0667 / Fax (604) 688-5175
E-mail: info@superiordiamonds.ca
www.superiordiamonds.ca

Thomas F. Morris, VP Exploration
Superior Diamonds Inc.
1988 Kingsway, Unit G
Sudbury, ON P3B 4J8, Canada
Tel. (705) 525-0992 / Fax (705) 525-7701
E-mail: info@superiordiamonds.ca
www.superiordiamonds.ca